                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*



                             i2 Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  465754 10 9
        ---------------------------------------------------------------
                                (CUSIP Number)


                                 David S. Dury
                           Aspect Development, Inc.
                 1395 Charleston Road, Mountain View, CA 94043
                                (415) 428-2700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 12, 2000
        ---------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 465754 10 9
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Aspect Development, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              65,318,644
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           65,318,644
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      65,318,644 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      41.7%

14   TYPE OF REPORTING PERSON

     CO

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Aspect Development, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $.00025 par value per share (the "i2 Common Stock"), of i2 Technologies, Inc., a Delaware corporation ("i2"). The principal executive offices of i2 are located at One i2 Place, 11701 Luna Rd., Dallas, TX 75234.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Aspect Development, Inc., a Delaware corporation ("Aspect"). Aspect develops, markets and supports enterprise solutions combining client/server software and content databases that enable manufacturers to improve product development and business processes through component and supplier management.

     (b) The address of the principal office and principal business of Aspect is 1395 Charleston Road, Mountain View, CA 94043.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Aspect's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Aspect nor, to Aspect's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Aspect nor, to Aspect's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  All of the directors and executive officers of Aspect named in
     Schedule I to this Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 below), certain stockholders of i2 have entered into Voting Agreements and Irrevocable Proxies with Aspect as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Reorganization dated as of March 12, 2000 (the "Merger Agreement"), among i2, Hoya Merger Corp., a Delaware corporation and wholly-owned subsidiary of i2 ("Merger Sub"), and Aspect, and subject to the conditions set forth therein (including the approval by the stockholders of Aspect and i2), Merger Sub will be merged with and into Aspect (the "Merger"), Aspect will become a wholly-owned subsidiary of i2 and outstanding shares of Aspect Common Stock will be converted into shares of i2 Common Stock, in accordance with the Merger Agreement. Concurrently with and as conditions to the execution and delivery of the Merger Agreement, Aspect and the persons named on Schedule II to this Schedule 13D entered into Voting Agreements and Irrevocable Proxies.

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.1.

     (c)  Not applicable.

     (d) Upon consummation of the Merger, Romesh Wadhwani will become a Class III member of the Board of Directors of i2.

     (e) None, other than a change in the number of outstanding shares of i2 Common Stock as contemplated by the Merger Agreement.

     (f) Upon consummation of the Merger, Aspect will become a wholly-owned subsidiary of i2.

     (g)  Not applicable.

     (h)  Not applicable.

     (i)  Not applicable.

     (j) Other than as described above, Aspect currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Aspect reserves the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) As a result of the Voting Agreements and the irrevocable proxies, Aspect has shared power to vote an aggregate of 65,318,644 shares of i2 Common Stock for the limited purpose of voting (i) in favor of approval of the issuance of shares of i2 Common Stock pursuant to the Merger Agreement and in favor of any proposal or action which would, or could reasonably be expected to, facilitate the Merger, (ii) against any liquidation or winding up of i2, and (iii) against any other proposal or action which would, or could reasonably be expected to, impede, frustrate, prevent, prohibit, delay or discourage the Merger. The stockholders of i2 who are parties to the Voting Agreements and Irrevocable Proxies retained the right to vote their shares of i2 Common Stock on all matters other than those identified in the Voting Agreements. The shares covered by the Voting Agreements constitute approximately 41.7% of the issued and outstanding shares of i2 Common Stock as of March 12, 2000. The description contained in Item 4 and this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement and Irrevocable Proxy, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

To Aspect's knowledge, no shares of i2 Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for (i) such beneficial ownership, if any, arising solely from the Voting Agreements, and
(ii) 700 shares of i2 Common Stock beneficially owned by David S. Dury pursuant to a trust for his minor daughter, Erin Dury. Mr. Dury has sole power to vote or direct the vote and to dispose or direct the disposition for these 700 shares.

Set forth in Schedule II to this Schedule 13D is the name of each i2 executive officer or director who executed a Voting Agreement and Irrevocable Proxy and the number of shares beneficially owned by each such person. Set forth in
Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Aspect shares the power to vote or to direct the vote or to dispose or direct the disposition of i2 Common Stock.

During the past five years, to Aspect's knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Aspect's knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Aspect's knowledge, all persons named in Schedule III to this Schedule 13D are citizens of the United States.

     (c) On February 21, 2000, David S. Dury sold 700 shares of i2 Common Stock he beneficially owned pursuant to a trust for his daughter, Erin Dury, for $170.00 per share. Neither Aspect, nor, to Aspect's knowledge, any other person named in Schedule I to this Schedule 13D, has effected any transaction in i2 Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Aspect's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of i2, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.  DESCRIPTION
-----------  -----------

 99.1 Agreement and Plan of Reorganization, dated as of March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, Hoya Merger Corp., a Delaware corporation, and Aspect Development, Inc., a Delaware corporation.

 99.2 Form of Voting Agreement and Irrevocable Proxy, dated as of March 12, 2000, a substantially similar version of which has been executed by Sanjiv S. Sidhu, Gregory A. Brady, William M. Beecher, Hiten D. Varia, Pallab Chatterjee, Reagan Lancaster, Thomas J. Meredith and Sandeep R. Tungare.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     March 21, 2000      ASPECT DEVELOPMENT, INC.

                              By: /s/ David S. Dury
                              ----------------------------------
                              David S. Dury
                              Senior Vice President and Chief Financial Officer

                                  SCHEDULE I

              EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ASPECT

NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
                         ----------------------------------

Romesh T. Wadhwani       Chairman of the Board and Chief Executive Officer

Robert L. Evans          President and Chief Operating Officer

James C. Althoff         Executive Vice President and Chief Technical Officer

David S. Dury            Senior Vice President and Chief Financial Officer

David J. Horne           Senior Vice President, eCSM Business Unit

Peter Ryan               President, Europe Operations

Douglas M. Castek        Vice President, Process and Service Business

Donald Tomkinson         Vice President, High Tech and Industrial Sales

Dale Hopkins             Vice President and General Manager, Content Business


All individuals named in the above table are employed by Aspect Development, Inc. The address of Aspect's principal executive office is 1395 Charleston Road, Mountain View, CA 94303.


                            SCHEDULE I (CONTINUED)
                       NON-EMPLOYEE DIRECTORS OF ASPECT

NAME                    PRINCIPAL OCCUPATION       NAME AND ADDRESS OF
EMPLOYED                    OR EMPLOYMENT         ORGANIZATION IN WHICH
--------------------  -------------------------  ------------------------

Dennis G. Sisco       Partner                     Behrman Capital
                                                  126 East 56th Street
                                                  New York, NY 10022

Steve Goldby          Chairman of the Board and   Symyx Technologies, Inc.
                      Chief Executive Officer     3100 Central Expressway
                                                  Santa Clara, CA 95051

                                  SCHEDULE II

                            NUMBER OF                  PERCENTAGE OF
                            SHARES OF I2               OUTSTANDING
VOTING AGREEMENT            COMMON STOCK               SHARES OF I2 COMMON
STOCKHOLDER                 BENEFICIALLY OWNED/1/      STOCK AS OF MARCH 3, 2000
-----------                 ---------------------      -------------------------
Sanjiv S. Sidhu             61,531,200                 39.2%

Sandeep R. Tungare           2,542,700                  1.6%

Gregory A. Brady             1,068,030                  0.7%

William M. Beecher              63,804                  0.0%

Hiten D. Varia                  84,412                  0.0%

Reagan Lancaster                 8,498                  0.0%

Thomas J. Meredith              20,000                  0.0%

Harvey B. Cash                      --                   --

/1/ In addition to the shares referred to in the table above, the persons named above hold the following options to purchase shares of i2 Common Stock exercisable within 60 days of March 12, 2000: Mr. Sidhu: 0 shares; Mr. Tungare:
0 shares; Mr. Brady: 875,000 shares; Mr. Beecher: 66,840 shares; Mr. Varia:
321,500 shares; Mr. Lancaster: 174,388 shares; Mr. Meredith: 93,000 shares; and Mr. Cash: 12,000 shares.

                                 SCHEDULE III


VOTING AGREEMENT                       PRINCIPAL OCCUPATION              NAME AND ADDRESS
STOCKHOLDER                               OR EMPLOYMENT                     OF EMPLOYER
-----------------------------      ----------------------------      -------------------------

Sanjiv S. Sidhu                    Chairman of the Board and         i2
                                   Chief Executive Officer           One i2 Place
                                                                     11701 Luna Rd.
                                                                     Dallas, TX 75234

Gregory A. Brady                   President                         i2
                                                                     One i2 Place
                                                                     11701 Luna Rd.
                                                                     Dallas, TX 75234

Sandeep R. Tungare                 President, Demand Management      i2
                                                                     One i2 Place
                                                                     11701 Luna Rd.
                                                                     Dallas, TX 75234

William A. Beecher                 Executive Vice President,         i2
                                   Chief Financial Officer           One i2 Place
                                                                     11701 Luna Rd.
                                                                     Dallas, TX 75234

Pallab Chatterjee                  Chief Operating Officer           i2
                                                                     One i2 Place
                                                                     11701 Luna Rd.
                                                                     Dallas, TX 75234

Hiten D. Varia                     Executive Vice President,         i2
                                   Worldwide Operations              One i2 Place
                                                                     11701 Luna Rd.
                                                                     Dallas, TX 75234

Harvey B. Cash                     General Partner,                  InterWest Partners
                                   Information Technology            3000 Sand Hill Road
                                                                     Building 3, Suite 255
                                                                     Menlo Park, CA 94025

Thomas J. Meredith                 Senior Vice President             Dell Computer Corporation
                                   and Chief Financial Officer       One Dell Way
                                                                     Round Rock, TX 78682

                                 EXHIBIT INDEX

EXHIBIT NO.                                    DESCRIPTION
                                               -----------

99.1 Agreement and Plan of Reorganization, dated as of March 12, 2000, by and among i2 Technologies, Inc., a Delaware corporation, Hoya Merger Corp., a Delaware corporation, and Aspect Development, Inc., a Delaware corporation.

99.2           Form of Voting Agreement and Irrevocable Proxy, dated as of March 12, 2000, a substantially similar version of which has been executed by
               Sanjiv S. Sidhu, Gregory A. Brady, William M. Beecher, Hiten D. Varia,
               Pallab Chatterjee, Reagan Lancaster, Thomas J. Meredith, Harvey B.
               Cash and Sandeep R. Tungare.